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FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of October 2005 - Amendment

Commission File Number: 0-31100

RIMFIRE MINERALS CORPORATION
1350-650 West Georgia Street Vancouver BC Canada V6B 4N9

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☑  Form 40-F ¨

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ¨  No  ☑

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82-

EXPLANATORY NOTE

This Amendment No. 1 to the Interim Report on Form 6-K for the period ended October 31, 2005 is filed in response to comments from the Commission’s Staff of the Division of Corporation Finance with respect to the Registrant’s disclosures in Annual Reports on Form 20-F under Item 17 (Financial Statements).

Other than as expressly set forth above, this Amendment No. 1 does not, and does not purport to, amend, update or restate the information in any Item of the Interim Report on Form 6-K for the period ended October 31, 2005 or reflect any events that have occurred after the Form 6-K was filed on December 14, 2005.

RIMFIRE MINERALS CORPORATION

Consolidated Financial Statements

Nine months ended October 31, 2005

(unaudited – prepared by management)

Form 51-102F1

These financials statements have not been reviewed by the Company’s auditors.

RIMFIRE MINERALS CORPORATION
Consolidated Statements of Operations
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004	2005	2004
	3 months	3 months	9 months	9 months
Mineral Property Interests
Revenue
Option Proceeds	$ -	$ 154,500	$ 40,000	$ 271,730
Project management fees	18,353	29,754	34,834	52,917
	18,353	184,254	74,834	324,647
Expenses
Acquisition costs	38,274	101,054	45,188	201,507
Exploration expenditures	374,128	498,217	856,625	676,125
Exploration tax credits	(14,687)	(35,685)	(16,907)	(52,258)
Joint venture reimbursement	1,356	(131,041)	(15,386)	(143,361)
	399,071	432,545	869,520	682,013
Loss from mineral property operations	(380,718)	(248,291)	(794,686)	(357,366)
Other Operations
Revenue
Other	357	436	7,627	2,127

Expenses
Accounting and legal	2,049	(1,962)	15,396	4,233
Depreciation	8,152	4,282	18,671	10,683
Foreign exchange loss (gain)	1,038	2,204	1,467	962
Investor services and trade shows	3,548	8,897	32,819	45,095
Management services	17,229	15,097	89,829	66,098
Marketing	13,228	18,930	57,193	68,400
Office	14,139	8,333	65,734	71,096
Rent	17,686	9,749	45,186	29,348
Salaries and support services	61,642	33,130	186,169	111,727
Share-based compensation	-	-	18,506	82,529
Travel and entertainment	13,044	4,748	34,779	37,779
	151,755	103,408	565,749	527,950
Loss from other operations	(151,398)	(102,972)	(558,122)	(525,823)
Loss before the undernoted	(532,116)	(351,263)	(1,352,808)	(883,189)

Interest	18,421	39,032	45,172	53,097
Gain on marketable securities	-	4,392	-	14,710

Net Loss	$ (513,695)	$ (307,839)	$ (1,307,636)	$ (815,382)

Loss Per Share	$ (0.03)	$ (0.02)	$ (0.07)	$ (0.05)
Weighted average number of shares outstanding	19,165,167	17,762,528	18,294,924	16,986,302

RIMFIRE MINERALS CORPORATION
Consolidated Balance Sheets
October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

				Year End
		2005	2004	Jan. 31
ASSETS				2005
Current
Cash		$3,029,514	$2,627,328	$2,724,083
Marketable securities		139,870	146,000	139,870
Accounts receivable		260,776	333,234	193,726
Prepaid expenses		5,077	190,276	6,885
		3,435,237	3,296,838	3,064,564

Capital Assets, less accumulated depreciation of
$54,974 (2004 - $40,418)		52,376	44,690	44,061
Project Deposits (Note 4)		27,700	44,400	44,400
Mineral Property Interests (Note 5)		-	-	-

		$3,515,313	$3,385,928	$3,153,025

LIABILITIES
Current
Accounts payable and accruals		$27,822	$14,301	$88,811
Payable to related party (Note 7)		-	47,376	33,368
Joint venture project deposits		-	15,188	97,806
Reclamation obligation (Note 10)		35,363	-	35,363

		63,185	76,865	255,348

SHAREHOLDERS’ EQUITY
Share Capital (Note 6)		9,495,528	7,391,305	7,467,987
Contributed Surplus (Note 6 )		761,073	734,297	926,527
Deficit		(6,804,473)	(4,816,539)	(5,496,837)
		3,452,128	3,309,063	2,897,677

		$3,515,313	$3,385,928	$3,153,025

APPROVED BY THE BOARD

“David A. Caulfield”	Director

“Henry J. Awmack”	Director

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Cash Flows
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004	2005	2004
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
Other
Cash paid to suppliers and employees	$ (180,158)	$ (408,102)	$ (543,725)	$ (694,350)
Repayment of advances from related party	79,697	982,228	(33,368)	14,666
Other revenue received	110	436	847	2,127
Mineral property interest costs
Paid for acquisition costs	(32,325)	(101,054)	(40,604)	(201,507)
Paid for exploration costs	(460,707)	(629,257)	(942,745)	(805,145)
Exploration reimbursements received	(1,356)	131,041	15,386	143,361
Exploration tax credits and grants received	-	1,889	-	47,131
Exploration funding (paid) received	(74,328)	(858,504)	(97,806)	34,779
Project management fees received	16,531	22,371	32,898	41,960
Reclamation deposits (paid) received	-	-	16,700	(24,200)
Option proceeds received	-	125,000	40,000	208,230

	(652,536)	(733,952)	(1,552,417)	(1,232,948)
Cash Flows Used for Investing Activities
Proceeds from sale of marketable securities	-	10,642	-	39,710
Interest income	34,035	286	41,254	9,116
Purchase of office and computer equipment	(13,866)	(7,797)	(26,987)	(32,765)

	20,169	3,131	14,267	16,061
Cash Flows From Financing Activities
Common shares issued for cash	1,167,118	-	1,876,279	3,166,700
Share issue costs	(7,094)	(530)	(32,698)	(240,399)

	1,160,024	(530)	1,843,581	2,926,301

Increase (Decrease) in Cash	527,657	(731,351)	305,431	1,709,414
Cash, Beginning of Period	2,501,857	3,358,679	2,724,083	917,914

Cash, End of Period	$3,029,514	$2,627,328	$3,029,514	$2,627,328

Supplemental Information on Non-Cash Transactions
Marketable securities received	$ -	$ (29,500)	$ -	$ (63,500)
Mineral property interest option proceeds	-	29,500	-	63.500
Share-based compensation expense	-	-	18,506	82,529
Contributed surplus	(157,680)	-	(165,454)	(65,009)

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Changes in Shareholders’ Equity
Nine months ended October 31
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

	2005	2004	2005	2004
	3 months	3 months	9 months	9 months
Common Shares (Note 6) (net of share issue costs)
Balance, beginning of period	$ 8,177,823	$ 7,391,835	$ 7,467,987	$ 4,447,484
Issued for
Private placement	-	-	-	2,659,200
Private placement (flow-through)	-	-	500,000	-
Share-purchase warrants	1,054,619	-	1,245,029	495,000
Stock option plan	270,181	-	315,210	30,020
Mineral properties	-	-	-	-
Share issue costs	(7,095)	(530)	(32,698)	(240,399)

Balance, end of period	9,495,528	7,391,305	9,495,528	7,391,305

Retained Earnings
Balance, beginning of period	(6,290,778)	(4,508,700)	(5,496,837)	(4,001,157)
Loss for the period	(513,695)	(307,839)	(1,307,636)	(815,382)

Balance, end of period	(6,804,473)	(4,816,539)	(6,804,473)	(4,816,539)

Contributed Surplus
Balance, beginning of period	918,753	734,297	926,527	669,288
Share-based compensation	-	-	18,506	82,529
Options exercised	(157,680)	-	(183,960)	(17,520)

Balance, end of period	761,073	734,297	761,073	734,297

Shareholders’ Equity	$ 3,452,128	$ 3,309,063	$ 3,452,128	$ 3,309,063

RIMFIRE MINERALS CORPORATION
Consolidated Statement of Mineral Property Expenditures
Nine months ended October 31, 2005
(Expressed in Canadian Dollars)
(Unaudited – prepared by management)

Option Proceeds	Acquisition Costs	Exploration Costs	Joint Venture Repayments	Tax Credits

Adam	$ -	$ -	$ 1,976	$ -	$ (1)
Alaska	-	5,275	45,859	-	-
Fer	-	-	10,633	(7,306)	-
Kizmet	-	7,711	9,542	-	(327)
RDN	40,000	-	5,287	-	(15)
Simpson	-	-	-	-	-
Thorn	-	15,665	410,864	(5,465)	(1,977)
Tide	-	-	8,348	(364)	(49)
Walker Lane	-	12,244	141,276	-	-
William’s Gold	-	-	184,081	-	(13,656)
Yukon T.E.I.	-	-	13,285	(1,140)	-
Other	-	4,293	25,474	(1,111)	(882)

Total	$ 40,000	$ 45,188	$ 856,625	$ (15,386)	$ (16,907)

Cumulative Net Mineral Property Costs since Inception

Balance	Current	Balance
January 31, 2005	Expenditures	October 31, 2005

Adam	$ 60,336	$ 1,975	$ 62,311
Alaska	23,621	51,134	74,755
Fer	100,802	3,327	104,129
Kizmet	185,321	16,926	202,247
RDN	800,676	(34,728)	765,948
Simpson	71,955	-	71,955
Thorn	665,276	419,087	1,084,363
Tide	(59,978)	7,935	(52,043)
Walker Lane	35,461	153,520	188,981
William’s Gold	190,955	170,425	361,380
Yukon T.E.I.	185,450	12,145	197,595
Other	11,074	27,774	38,848

Total	$ 2,270,949	$ 829,520	$ 3,100,469

* Other includes property examinations, generative projects, and exploration initiatives that are not associated with specific mineral property interests or agreements.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

1.

SIGNIFICANT ACCOUNTING POLICIES

These interim financial statements do not contain all the information required for annual financial statements and should be read in conjunction with the most recent annual financial statements of the Company and the accompanying Management Discussion and Analysis. These statements have been prepared in accordance with accounting principles generally accepted in Canada, which conform in all material respects with accounting principles generally accepted in the United States of America, except as described in Note 9 to the consolidated interim financial statements and which include the following significant policies:

Operations and Basis of Consolidation

The company was incorporated on May 7, 1991 as Bull Pine Explorations Ltd. and commenced mineral exploration operations in Canada in 1991. The company changed its name to Rimfire Minerals Corporation on November 4, 1997. One of the company’s wholly-owned subsidiary companies, Rimfire Alaska, Ltd., which was incorporated on August 19, 1998, conducts exploration of mineral properties located in the State of Alaska. A second wholly-owned subsidiary company, Rimfire Nevada Ltd., which was incorporated on January 4, 2005, conducts exploration of mineral properties located in the State of Nevada.

These consolidated financial statements include the accounts of the company and its wholly-owned United States subsidiaries, Rimfire Alaska, Ltd. and Rimfire Nevada Ltd. (collectively the “Company”).

Marketable Securities

Marketable securities are recorded at cost and are written down to market value when declines in value are significant and permanent.

Office and Computer Equipment

Office and computer equipment is recorded at cost. Depreciation is recorded at annual rates considered adequate to amortize the cost of the assets over their estimated useful lives as follows:

Computer software	100%
Computer equipment (prior to March 23, 2004)	30%
Computer equipment (after March 23, 2004)	45%
Office equipment and furniture	20%
Field equipment	30%
Leasehold improvements – 4 year lease remaining	25%

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Mineral Property Interests

The Company’s mineral property interests are composed of mineral properties owned by the Company and rights to ownership of mineral properties, which the Company can earn through cash or share payments, incurring exploration expenditures and combinations thereof. The Company’s property ownership and rights to property ownership are described in Note 5.

The Company accounts for its mineral property interests whereby all acquisition and exploration costs are charged to expense as incurred and all property sales and option proceeds received are credited to income. When the existence of a mineral reserve on a property has been established, future acquisition, exploration and development costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property. The amounts shown for mineral property expenditures and related costs do not necessarily represent present or future recoverable values. The recoverability of these amounts is dependent upon the confirmation of economically recoverable reserves, the ability of the Company to obtain the necessary financing to successfully complete their development and to meet the requirements, from time to time, of lenders who are providing this financing and upon future profitable production.

Mineral Property Reclamation Obligations

The company may have an obligation to complete reclamation work on mineral property interests where exploration activities have occurred in the past and may occur in future years under the Company’s guidance. Reclamation work is normally completed at the end of each season’s exploration program; however, for on-going projects where it is anticipated that future programs will require the same infrastructure, some remedial work is not undertaken until the completion of all exploration programs.

An estimate has been made of the cost for a third party to undertake this reclamation obligation for all active projects. A reclamation obligation expense has been calculated as the present value of the cost if it were to be undertaken during the year of tenure expiry or in 2008, whichever comes first. When the existence of a mineral reserve on a property has been established, future reclamation obligation costs will be capitalized for that property. After commercial production on the property commences, the net capitalized costs will be charged to future operations using the unit of production method based on estimated recoverable reserves on the property

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Share-Based Compensation

The Company issues options to purchase shares under the terms described in Note 6. When options to purchase shares are issued to employees or directors, the fair value of the options on the date of the grant is recognized as compensation expense, with a corresponding increase in contributed surplus, over the period during which the related options vest. When options to purchase shares are issued to non-employees in return for goods and services, the fair value of the options issued is recognized as an expense, with a corresponding increase in contributed surplus, in the period in which the goods or services are received or are expected to be received.

The consideration received on the exercise of share options is credited to share capital.

Income Taxes

The Company follows the liability method of accounting for income taxes. Using this method, income tax liabilities and assets are recognized for the estimated tax consequences attributable to differences between the amounts reported in the financial statements of the Company and their respective tax bases, using enacted income tax rates. The effect of a change in income tax rates on future tax liabilities and assets is recognized in income in the period in which the change occurs. A future income tax asset is recorded when the probability of the realization is more likely than not.

Foreign Currency Translation

Monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars at the rate of exchange prevailing at the balance sheet date. Non-monetary assets and liabilities are translated using historical rates. Revenue and expense items are translated at exchange rates prevailing at the time of the transaction. Foreign exchange gains and losses are included in the determination of income.

Loss per Share

The basic loss per share is calculated on the basis of the weighted average number of common shares of the Company that were outstanding in each reporting period. The diluted loss per share, which is disclosed only if dilutive, includes the potential dilution from share purchase options, calculated using the treasury stock method, in the weighted average number of shares.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Exploration Tax Credits

The company will receive refundable exploration tax credits from the Province of British Columbia equal to 20% of qualifying exploration expenditures incurred on properties located in British Columbia. The company records these exploration tax credits as it incurs the related exploration expenditures. Flow-through mining expenditures will first be applied against any outstanding renounced expenditure then used to determine the exploration tax credits to which the company may be entitled.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions about future events that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2.

ACCOUNTING CHANGES

The Company has reclassified certain items in the Consolidated Statements of Operations, Consolidated Statements of Cash Flows and Note 9 (regarding differences between generally accepted accounting principles in Canada and the United States). The reclassification has no effect on net loss, net loss per share, accumulated deficit or increase in cash and cash equivalents. A summary of the changes to the financial statements is provided in the following tables:

Consolidated Statements of Operations

	2005	2004	2005	2004
Mineral Property Interests	3 months	3 months	9 months	9 months
Revenue
As originally presented	$ -	$ 154,500	$ 40,000	$ 271,730
Reclassification of project management fees	18,353	29,754	34,834	52,917
Revised	18,353	184,254	74,834	324,647

Other Operations
Revenue
As originally presented	37,131	69,222	87,633	108,141
Reclassification of interest received	(18,421)	(39,032)	(45,172)	(53,097)
Reclassification of project management fees	(18,353)	(29,754)	(34,834)	(52,917)
Revised	357	436	7,627	2,127

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Statements of Operations (continued)

	2005	2004	2005	2004
Loss before the undernoted (revised)	3 months	3 months	9 months	9 months
Loss before the undernoted	$ (532,116)	$(351,263)	$(1,352,808	$(883,189)
Reclassified interest income	18,421	39,032	45,172	53,097

Consolidated Statements of Cash Flows

	2005	2004	2005	2004
	3 months	3 months	9 months	9 months
Cash Flows Used for Operating Activities
As originally presented	$(618,501)	$(733,666)	$(1,527,863)	$(1,199,632)
Reclassification of reclamation deposits (paid) received	-	-	16,700	(24,200)
Reclassification of interest received	(34,035)	(286)	(41,254)	(9,116)
Revised	(652,536)	(733,952)	(1,552,417)	(1,232,948)

Cash Flows Used for Investing Activities
As originally presented	(13,866)	2,845	(10,287)	(17,255)
Reclassification of reclamation deposits (paid) received	-	-	(16,700)	24,200
Reclassification of interest received	34,035	286	41,254	9,116
Revised	20,169	3,131	14,267	16,061

3.

MARKETABLE SECURITIES

	2005	2004
CANGOLD Ltd. – 250,000 shares	$ 80,000	$ 80,000
Hyder Gold Inc. – 150,000 shares	18,000	18,000
Plutonic Capital Inc. – 125,000 shares (2004- 150,000 shares)	27,500	33,000
Serengeti Resources Inc. – 175,000 shares	31,500	31,500
Western Keltic Mines Inc. –89,500 shares (2004 - 100,000 shares)	23,270	26,000

	180,270	188,500
Less previous write-down to estimated market value	(40,400)	(42,500)

	$ 139,870	$ 146,000

Fair market value of the marketable securities on October 31, 2005 was approximately $150,663 (2004 - $214,750).

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

4.

PROJECT DEPOSITS

Project deposits represent term deposits in favour of regulatory authorities held as site restoration deposits. The amount of the bond is determined at the time the exploration program is planned and a notice of work is submitted to the regulatory authority. If work is more extensive than previously planned, the amount of the bond is increased. The following schedule shows reclamation deposits for each project

Project	Date of Deposit	Amount
Tide	August 13, 2002	$ 3,500
RDN	April 13, 2004	10,800
	April 21, 2004	9,400
William’s Gold	June 7, 2004	4,000
TOTAL		$ 27,700

5.

MINERAL PROPERTY INTERESTS

Expenditures on mineral property interests during the nine months ended October 31 were:

	2005	2004
Acquisition Costs	$ 45,188	$ 201,507

Exploration Costs
Aircraft and helicopter	171,481	165,517
Camp	65,556	41,285
Chemical analysis	34,222	36,797
Drafting	7,780	9,412
Drilling and trenching	49,763	-
Equipment rental	13,358	8,391
Freight	11,350	7,841
Geological and engineering	256,116	245,254
Geophysical surveying	67,985	-
Maps and reproductions	22,003	14,089
Materials and supplies	7,849	25,001
Project management	71,383	55,678
Recording and filing	53,230	41,973
Travel	24,549	24,887

	856,625	676,125
Exploration tax credits and grants	(16,907)	(52,258)
Joint venture reimbursement	(15,386)	(143,361)

	824,332	480,506

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Option Proceeds	(40,000)	(271,730)

Cumulative Net Expenditures, Beginning of Period	2,567,029	1,835,045

Cumulative Net Expenditures, End of Period	3,396,549	2,245,328

Property write-down and abandonment	(296,080)	(236,484)

Net Mineral Property Costs From Inception	$ 3,100,469	$2,008,844

The analysis of these expenditures by property or interest is reported in the Statements of Mineral Property Expenditures.

The Company’s mineral property interest commitments are:

Thorn Property, British Columbia

On March 1, 2000 the Company entered into an agreement with Kohima Pacific Gold Corp. (“Kohima”) to earn a 100% interest in the Thorn mineral property, subject to a 3.5% net smelter return. The Company has earned its interest by making staged payments totalling $230,000, completing exploration expenditures of $50,000 and issuing a total of 200,000 common shares. The Company will issue an additional 200,000 shares upon commencement of commercial production from the property. The Company can purchase 2% of Kohima’s underlying net smelter return for $3,000,000.

On March 1, 2002, the Company granted CANGOLD Limited (“CANGOLD”) an option to earn a 51% interest in the Thorn property on completion of exploration expenditures of $1.2 million, cash payments totalling $190,000 and issuing 250,000 shares of CANGOLD to the Company. In September 2004, CANGOLD completed these requirements. The Company and CANGOLD have entered into a joint venture agreement for further development of the property. CANGOLD is currently operator for the project.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

RDN Property, British Columbia

On July 31, 1997, the Company acquired a one-third interest in the RDN mineral claims from Equity Engineering Ltd. (Note 7) for a price of $150,000. The Company also acquired the remaining two-thirds interest in the RDN mineral claims, subject to a 1.34% net smelter return royalty, by completing the exploration expenditure and share issue requirements in an option agreement dated July 31, 1997, as amended on October 8, 1998. The Company may purchase one-half of the net smelter royalty for $666,666.

The Company signed an option agreement, effective March 29, 2004 and amended November 19, 2004, with Northgate Minerals Corporation (“Northgate”) which provides that Northgate can earn a 51% interest in the RDN Property on completion of the following:

Exploration expenditures of:

•

not less than $1,000,000 before December 31, 2004 (completed)

•

not less than an aggregate of $2,000,000 on or before December 31, 2005

•

not less than an aggregate of $3,500,000 on or before December 31, 2006

•

not less than an aggregate of $5,000,000 on or before December 31, 2007

Cash payments of:

•

$25,000 upon closing of the agreement (received)

•

$40,000 on or before March 1, 2005 (received)

•

$60,000 on or before March 1, 2006

•

$75,000 on or before March 1, 2007

Rimfire will be project operator until Northgate has earned its 51% interest. Northgate may earn an additional 9% by completing a feasibility study and funding all expenditures up to completion of the feasibility study.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

William’s Gold Property, British Columbia

On May 17, 2001 the Company entered into an option to earn a 100% interest in the property, subject to a 2.5% net smelter return. On June 25, 2002, the Company subsequently acquired half of the interest and half of the net smelter return in the William’s Gold Property pursuant to another agreement by issuing 75,000 common shares. The Company earned the remaining 50% interest by making cash payments totalling $57,500 and issuing 125,000 common shares. The Company will issue an additional 50,000 common shares upon commencement of commercial production from the property. The Company can purchase 0.75% of the net smelter return for $1,000,000. Advance Royalty payments of $5,000 per year, commencing in December 2005, are payable to the underlying vendor.

Tide Property, British Columbia

On July 10, 2001 the Company purchased the Tide mineral property from Newmont Canada Limited for $10 and an agreement to give Newmont Canada Limited a three year right of first refusal to re-acquire the property if the Company decides to assign, transfer for dispose of its interest to a third party, and a 1.5% net smelter royalty in the event the property becomes commercially feasible to mine.

On October 28, 2002, and amended on July 25, 2003, October 20, 2003 and November 20, 2003, the Company granted Plutonic Capital Corp. (“Plutonic”) an option to earn a 51% interest in the property on completion of a combination of cash and share payments and exploration expenditures. In consideration of an extension, dated October 20, 2003, Plutonic issued an additional 100,000 common shares to the company. In an option amendment agreement dated November 20, 2003, Plutonic assigned the agreement to Serengeti Resources Inc. (“Serengeti”). As compensation for this amendment, Serengeti issued 100,000 shares to the Company. Serengeti assumed the following obligations from the original and amended agreements with Plutonic:

Cash payments to the Company of:

•

$2,000 upon signing of the agreement (received)

•

$13,000 upon regulatory approval (received)

•

$15,000 on or before July 24, 2003 (received)

•

$25,000 on or before December 31, 2004  (as amended September 9, 2004-received)

•

$35,000 on or before December 31, 2005  (as amended September 9, 2004)

•

$40,000 on or before December 31, 2006  (as amended September 9, 2004)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Issue to the Company or pay:

•

50,000 common shares or $20,000 on or before August 15, 2003 (received)

•

50,000 common shares or $35,000 on or before July 24, 2004
plus 25,000 common shares of Serengeti (received)

•

50,000 common shares or $60,000 on or before December 31, 2005
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

•

50,000 common shares or $85,000 on or before December 31, 2006
(as amended September 9, 2004) plus 25,000 common shares of Serengeti

Fund expenditures of at least:

•

$185,000 on or before June 30, 2004 (completed)

•

an additional $250,000 on or before December 31, 2004 (completed)

•

an additional $400,000 on or before December 31, 2005

•

an additional $600,000 on or before December 31, 2006

The Company will be operator for the exploration programs until Serengeti’s interest has vested. In November 2004 additional claims totalling 1,184 hectares were staked. These Wave claims were jointly explored with the Tide property but do not form part of the property agreement. On November 8, these claims were allowed to lapse.

Kizmet Property, British Columbia

In April 2003, the Company acquired the Kizmet (formerly Sutlahine) Property by staking 4 claims comprising 80 units. Twenty-eight additional claims were staked in October 2003. An additional 12 claims totalling 219 units were staked in May 2004. The mineral claims have been converted to 28 claims totalling 18,675 hectares. A regional sampling, prospecting and mapping program was conducted during the late summer of 2004 to fulfill the assessment work requirement to keep these claims in good standing until December 2006. On January 12, 2005 the Company used the new on-line map-staking process to acquire 23 claims totalling 9,263 hectares.

The Company signed a 50:50 joint venture agreement with Barrick Gold Corporation (“Barrick”), effective February 26, 2005 to explore the Kizmet claims. Barrick contributed 170 claims totalling 68,136 hectares while Rimfire contributed 52 claims totalling 27,975 hectares. Upon signing, Barrick paid the Company $75,000 Canadian Dollars (received subsequent to end of quarter.)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Barrick can increase their interest to an aggregate 80% upon completion of the following:

•

to 65% upon completion of aggregate exploration expenditures of $1,200,000 (USD) over a period of three years from the date of the formal agreement;

•

to 75% upon funding exploration expenditures of not less than $500,000 (USD) per year through to a production decision; and

•

at the Company’s election, to 80% upon assisting the Company with project financing.

Adam Property, British Columbia

In April 2002 the Company acquired the Adam Property by staking 3 claims comprising 60 units. These claims have been converted to 2 claims totalling 1,823 hectares. The Company conducted a sampling and mapping program during August 2002 to fulfill the assessment work requirement to keep these claims in good standing until April 2007.

Jake Property, British Columbia

Subsequent to the end of the quarter, the Company signed an option agreement effective October 29, 2005 to earn a 100% interest in the Jake claims (1,204 hectares), subject to a 4% NSR, half of which can be purchased for US$2 million. Rimfire will pay the vendor US$300,000 over a 10 year period and make exploration expenditures totalling C$300,000 over a four year period. The Company staked an additional 36,033 hectares surrounding the original claim.

FER Property, Yukon

Under an agreement with Boliden Limited (“Boliden”) dated July 1, 1998, as amended October 28, 1999, and October 11, 2000, the Company has earned a 51% interest in the claims. The exploration expenditures required to earn an 85% interest were not completed. Boliden’s interest in the property has been sold to Breakwater Resources Ltd. (“Breakwater”).The Company and Breakwater will enter into a joint venture for the further development of the claims. If either party’s interest subsequently decreases to below 7.5%, that party’s interest will be automatically converted to a net smelter royalty return interest of 2%.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Simpson Property, Yukon

In January and April 2003 the Company acquired the Simpson Property by staking 38 claims in Watson Lake Mining District. There are no additional costs associated with maintaining these claims in good standing until December 2005. Four additional claims, comprising the Simpson Extension, were staked in August 2003. These four additional claims have been allowed to lapse.

ER-Ogo-Fire Property, Alaska

Pursuant to the terms of an agreement dated August 30, 2001 with Engineer Mining Corp., the Company, through Rimfire Alaska, Ltd., acquired a 100% interest in the ER property. On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold (U.S.A) Exploration Inc. (“AngloGold”) whereby AngloGold can earn a 50% interest in the ER-Ogo-Fire property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004(completed)

•

an additional $75,000 USD by January 30, 2005, (completed) and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Jazz claims (staked by the Company) and the Zappa claims (staked by AngloGold) in the agreement. AngloGold has also elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Eagle Property, Alaska

On January 30, 2002 the Company, through Rimfire Alaska, Ltd., signed an exploration, development and mine operating agreement with AngloGold whereby AngloGold can earn a 50% interest in the Eagle property on completion of the following:

Exploration expenditures of:

•

no less than minimum state claim assessment requirements plus claim fees required in 2002 on or before January 30, 2003 (completed)

•

an additional $50,000 USD by January 30, 2004 (completed)

•

an additional $75,000 USD by January 30, 2005 (completed), and

•

the difference between all earn-in exploration expenses and $400,000 USD in total by January 30, 2006 (completed)

Cash payments to the Company of:

•

$5,000 USD upon signing (received)

•

$5,000 USD on January 30, 2003 (received)

•

$15,000 USD on January 30, 2004(received)

•

$25,000 USD on January 30, 2005 (received)

•

$50,000 USD on January 30, 2006

An amendment, effective December 17th, 2003, included the Sand claims (staked by the Company) and the EX claims (staked by AngloGold) in the agreement.  AngloGold has elected to increase its interest in the property to 70% by incurring an additional $500,000 USD in exploration expenditures.

Beverly, Boundary and SE Surf properties, Alaska

The Company, through Rimfire Alaska Inc., held a 30% joint venture interest in the California and Surf properties, which included separate claim blocks now called Beverly, Boundary and SE Surf. The joint venture partner, Western Keltic Mines Inc., held the remaining 70% interest in the properties.

In August 2003, Western Keltic Mines Inc. sold its 70% interest in these claims to the Company, subject to a 1.75% NSR (of which 1% may be bought for $1,000,000), for the following payments:

•

 $25,000, or 50,000 common shares at the election of the Company, upon completion of $1,500,000 exploration expenditures subsequent to the agreement,

•

$50,000, or 50,000 common shares at the election of the Company, upon completion of an aggregate $3,000,000 exploration expenditures subsequent to the agreement,

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

•

100,000 shares upon obtaining a positive feasibility study for placing any part of the property into commercial production.

Additional staking in March 2004 added 42 claims to the Boundary property and 16 claims to the SE Surf property. A total of 157 claims totalling 23,080 acres were staked in September 2005.

Scot claims, Alaska

In August 2003, the Company staked 39 claims in the Goodpaster District of Alaska, adjacent to current projects.

Yukon Targeted Exploration Initiative

In December 2003, the Company signed an agreement with Newmont Canada Limited (“Newmont”) to focus on grass-roots exploration within a defined area in the Yukon. Expenditures for compilation and fieldwork were shared equally between the Company and Newmont.

Walker Lane Project

In January 2005, the Company signed an agreement with Newmont Capital Limited (“Newmont”) targeting a defined project area of in Nevada’s Walker Lane Mineral Belt. The Company has committed to making $300,000 USD in expenditures within the project area during the term of the two year agreement. Rimfire may, at its discretion, acquire one or more properties within the project area boundaries in which to conduct further exploration work. On Rimfire’s acquisition of any property interest, Newmont will be granted a Net Smelter Return Royalty of 2.0% to 3.0% on a sliding scale based on the price of gold. Newmont will have a one-time right to enter a 50:50 Joint Venture upon Rimfire expenditures of $300,000 USD on an acquired property. When this right is exercised, Newmont will relinquish the Net Smelter Return Royalty, manage the Joint Venture, and solely fund the next $1,000,000 USD in exploration to earn its 50% interest.

In September 2005 the Company, through Rimfire Nevada Ltd., staked 65 claims totaling 1,300 acres in one project area.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

6.

SHARE CAPITAL

Authorized:  unlimited common shares without par value

Issued and fully paid	2005		2004
	Number of Shares	Amount	Number of Shares	Amount
January 31	17,855,220	$ 7,467,987	13,615,621	$ 4,447,484
Issued for cash
Common shares, net of share issue costs of $32,698 (’05), $240,399 (’04)	2,069,319	2,027,541	4,146,907	2,943,821
Issued for mineral properties	-	-	-	-
October 31	19,924,539	$ 9,495,528	17,762,528	$ 7,391,305

The Company issues share purchase options to directors, officers, and employees of the Company and persons who provide ongoing services to the Company under an incentive stock option plan. Under the plan, the Company has reserved 1,827,522 shares for the issue of incentive stock options. The exercise price of options will be no less than the closing price of the shares on the business day immediately preceding the date on which the option is granted less the discount permitted by the TSX Venture Exchange.  Options will expire no later than five years from the grant date, except that they will expire within thirty days when the holder is no longer qualified to hold the option (other than for cause, when the option will expire immediately).

The following options to purchase common shares are outstanding at the date of these financial statements:

Options	Outstanding	Weighted average exercise price	Expiry dates
Director	427,500	$ 0.81	Mar-06 to Dec-09
Officer	255,000	1.01	Mar-06 to Dec-09
Employee	345,000	0.90	Mar-06 to Dec-09
Total	1,027,500	$ 0.89

The Company determines the fair value of the options granted during a year for the purposes of determining share-based compensation expense using a generally accepted option pricing model, such as the Black-Scholes model. The following assumptions were used in valuing the options granted during the year:

Volatility	100 - 150%
Risk-free interest rate	2.01 - 2.82%
Expected life	2 to 5 years
Expected dividend yield	-

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

7.

RELATED PARTY TRANSACTIONS

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and significant shareholders of the Company.  Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the quarter ended October 31, 2005, the Company paid Equity $181,852 for geological consulting services and $62,357 for providing general corporate and administrative services composed of $1,186 for investor services, $24,142 for management services, $1,949 for office, $17,509 for rent and $17,571 for support services.

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

8.

FINANCIAL INSTRUMENTS

The carrying values of cash, marketable securities, accounts receivable and accounts payable on the balance sheet approximate their fair values.

9.

DIFFERENCES BETWEEN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES IN CANADA AND THE UNITED STATES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which, with respect to the Company, differ in certain respects from United States generally accepted accounting principles (“U.S. GAAP”). The significant differences between US GAAP and Canadian GAAP are as follows:

(a) Stock-based compensation

The Financial Accounting Standards Board in the U.S. has issued Statement of Financial Accounting Standards No. 123 “Accounting for Stock-Based Compensation”. As permitted by the statement, the Company has elected to measure stock-based compensation costs for employees using the fair value based method of accounting. The Company has determined that this accounting policy does not result in a Canadian/U.S. GAAP difference.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(b) Flow-through shares

Under Canadian income tax legislation, the Company is permitted to issue shares whereby the Company agrees to incur qualifying expenditures and renounce the related income tax deductions to the investors. The Company has accounted for the issue of flow-through shares by reducing shareholders’ equity and recognizing a future income tax liability for the amount of tax credits renounced to the investors, in accordance with Canadian GAAP.

For U.S. GAAP, the amount received by the Company on the issuance of flow-through shares in excess of the fair value of common shares is required to be credited to liabilities and included in operations in the period in which the Company renounces the expenditures.

(c) Mineral Property acquisition costs (restated)

The Company's accounting policy under Canadian GAAP is to expense the acquisition of mineral properties as incurred until there are identifiable reserves on a property, when they will be capitalized and amortized over production from the property. Mineral property acquisition costs are capitalized under US GAAP, unless there is evidence that they are impaired and not recoverable, when they are written off.

Note 9 (c) and (f) have been restated to identify a difference between accounting for mineral property acquisition costs under Canadian GAAP and US GAAP. The Company had previously interpreted US GAAP to consider the lack of identifiable reserves as sufficient evidence to impair and write off the carrying value of the mineral property acquisition costs. However, the Company has reconsidered the requirements of Emerging Issues Task Force (“EITF”) Abstract 04-2 and has concluded that the lack of reserves is not conclusive evidence of impairment under US GAAP. The Company has therefore amended this note to identify the accounting for these costs as a difference between Canadian and US GAAP, effective for periods beginning after April 30, 2004.

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

(d) Earnings per share

The weighted average number of shares outstanding used in the calculation of earnings per share under Canadian GAAP includes shares held in escrow. These shares are excluded in the calculation under U.S. GAAP. All shares have been released from escrow as of June 22, 2005 thus eliminating this difference.

(e) Statements of cash flows

Both CICA Handbook Section 1540 and SFAS 95 recommend use of the direct method of presenting statements of cash flows. However, SFAS 95 also requires that when the direct method of reporting cash flow from operating activities is used, a reconciliation of net income to net cash flow from operating activities shall be provided in a separate schedule. This reconciliation is presented below.

(f) Reconciliation

The effect of the differences between Canadian GAAP and U.S. GAAP on the consolidated financial statements is summarized as follows:

Consolidated Balance Sheets

	October 31 2005
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	86,213	86,213
Share capital (b)	9,495,528	-	9,495,528
Deficit	(6,804,473)	86,213	(6,718,260)
	October 31 2004
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	27,355	27,355
Share capital (b)	7,391,305	-	7,391,305
Deficit	(4,816,539)	27,355	(4,789,184)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Balance Sheets (continued)

	January 31 2005
	Canadian GAAP	Adj. (b,c)	U.S. GAAP
Mineral property interest acquisition costs (c)
Previously reported	$ -	$ -	$ -
Restated (c)	-	41,025	41,025
Share capital (b)	2,897,677	41,025	2,938,702
Deficit	(5,496,837)	41,025	(5,455,812)

Consolidated Statements of Operations

Previously reported	3 months ended		9 months ended
	Oct. 31 2005	Oct. 31 2004	Oct. 31 2005	Oct. 31 2004
Net loss under Canadian GAAP	$ (513,695)	$ (307,839)	$ (1,307,636)	$ (815,382)
Reversal of acquisition costs (c)	38,274	1,054	45,188	27,355
Impairment provision (c)	(38,274)	(1,054)	(45,188)	(27,355)
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (513,695)	$ (307,839)	$ (1,307,636)	$ (815,382)
Weighted average number of shares under Canadian GAAP	19,165,647	17,762,528	18,294,924	16,986,302
Escrow shares	-	(29,865)	-	(29,865)
Weighted average number of shares under U.S. GAAP	19,165,647	17,732,663	18,294,924	16,956,437

Loss Per Share under U.S. GAAP	$ (0.03)	$ (0.02)	$ (0.07)	$ (0.05)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

Consolidated Statements of Operations

Restated	3 months ended		9 months ended
	Oct. 31 2005	Oct. 31 2004	Oct. 31 2005	Oct. 31 2004
Net loss under Canadian GAAP	$ (513,695)	$ (307,839)	$ (1,307,636)	$ (815,382)
Net mineral property interest acquisition costs (c)	38,274	1,054	45,188	27,355
Future income tax recovery (b)	-	-	-	-
Deferred tax benefit (b)	-	-	-	-
Net loss under U.S. GAAP	$ (475,421)	$ (306,785)	$ (1,262,448)	$ (788,027)
Weighted average number of shares under Canadian GAAP	19,165,647	17,762,528	18,294,924	16,986,302
Escrow shares	-	(29,865)	-	(29,865)
Weighted average number of shares under U.S. GAAP	19,165,647	17,732,663	18,294,924	16,956,437
Loss Per Share under U.S. GAAP	$ (0.02)	$ (0.02)	$ (0.07)	$ (0.05)

Consolidated Statements of Cash Flows (e)

	3 months ended Oct. 31		9 months ended Oct. 31
	2005	2004	2005	2004
Net loss under Canadian GAAP	$ (513,695)	$(307,839)	$(1,307,636)	$ (815,382)
Adjustments to reconcile net loss to net cash used by operating activities
Depreciation	8,152	4,282	18,671	10,683
Foreign exchange losses	1,038	2,204	1,467	962
Share-based compensation	-	-	18,506	82,529
Non-cash option proceeds	-	(29,500)	-	(63,500)
Gain on sale of marketable securities	-	(4,392)	-	(14,710)
Interest income	(18,421)	(39,032)	(45,172)	(53,097)
Increase in accounts receivable	(38,275)	(291,159)	(67,050)	(241,141)
Increase in prepaid expenses	185,751	790,999	1,808	(130,939)
Increase in project reclamation deposits	-	-	16,700	(24,200)
Increase in accounts payable	(202,758)	18,580	(91,905)	659
Increase in exploration funding deposits	(74,328)	(878,095)	(97,806)	15,188
Total adjustments	(138,841)	(426,113)	(244,781)	(417,566)

Net cash used for operating activities	$ (652,536)	$(733,952)	$(1,552,417)	$(1,232,948)

RIMFIRE MINERALS CORPORATION

Notes to Consolidated Financial Statements

October 31, 2005

(Expressed in Canadian Dollars)

(Unaudited – prepared by management)

10.

ENVIRONMENTAL

The Company’s mining and exploration activities are subject to various federal, provincial and state laws and regulations governing the protection of the environment. These laws and regulations are continually changing and generally becoming more restrictive. The Company conducts its operations so as to protect public health and the environment and believes its operations are materially in compliance with all applicable laws and regulations. The Company has made, and expects to make in the future, expenditures to comply with such laws and regulations. The ultimate amount of reclamation and other future site restoration costs to be incurred for existing mining interests is uncertain.

RIMFIRE MINERALS CORPORATION

Management Discussion
and Analysis

Form 51-102F1

For the quarter ended

October 31, 2005

1.1

Date

The information in this form includes financial results for the quarter ending October 31, 2005 with other information current to December 9th, 2005.

1.2

Overall Performance

Rimfire Minerals Corporation is a gold-focused junior mineral explorer listed on the TSX Venture Exchange, trading under the symbol RFM. Rimfire explores for precious and base metals in British Columbia, Yukon Territory, Nevada and Alaska.

Our third quarter saw the completion of a very busy field season where our company moved forward on several fronts, including the Williams Gold property in north-central British Columbia. Recent Induced Polarization (IP) surveys identified a strong 200 by 1500 metre chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. Rimfire is actively seeking partners to test this target in 2006.

One of our objectives is to continue to bring new discovery opportunities into our project portfolio. One such opportunity is the Jake gold property, acquired subsequent to the end of the third quarter. The Jake showing, a high grade gold discovery in a logging road cut 13 kilometres from Clearwater, BC, is now surrounded by 360 square kilometres of claims staked to cover geology prospective for high grade gold mineralization.

As we move into the fourth quarter, our focus will be generating new opportunities while establishing budgets and strategies for the 2006 drill season with our partners. Fieldwork, which commenced in late November on the Walker Lane Alliance in Nevada with partner Newmont, will continue in the fourth quarter. Specific targets have been identified and acquisition and detailed evaluation has commenced.

Through the remainder of the year, our team will continue to evaluate and act upon new grassroots exploration ideas, as well as building new relationships and enhancing our current partnerships. We expect these relationships to continue to generate new opportunities for Rimfire.

Financial Overview for Quarter Ended October 31, 2005

Exploration expenditures during the quarter were lower than in the same quarter last year though the expenditures for the first nine months are significantly higher than in 2004 due to exploration work on the William’s Gold and Thorn properties. Geophysical fieldwork at the William’s Gold property accounted for nearly half of the exploration expenditures in the third quarter. This program was financed with flow-through funds from the placement during the second quarter. The Company contributed 49% of the exploration costs for the current program at the Thorn property. This represents one-quarter of the Company’s exploration expenditures for the third quarter and nearly half of the expenditures year to date. The other factor affecting exploration expenditures is the addition of the Walker Lane project in Nevada. Extensive field work was undertaken during the first quarter when the rest of the Company’s properties were inaccessible due to weather. Exploration tax credits earned to date are much lower than last year since eligible expenditures subsequent to the private placement were allocated to the flow-through share renunciation.

Management Discussion and Analysis

General and administrative expenses are higher in 2005 than in the same period in 2004. There has been an increase in salaries and support services due to the increased number of full-time staff required to perform geological compilation and project supervision. The largest decrease is in investor services and marketing, reflecting the change to a strategic marketing program with less emphasis on trade show participation.

The Company’s working capital as of October 31, 2005 was $3,372,052, comprised primarily of term deposits and other forms of cash, compared to $2,809,216 at the end of January and $3,219,973 as of October 31, 2004.

1.3

Selected Annual Performance

Not Applicable

1.4

Results of Operations

For the quarter ended October 31, 2005, Rimfire incurred a net loss of $513,695 ($0.03 per share) compared to a net loss of $307,839 ($0.02 per share) in the same quarter during the previous year. Revenue was significantly lower with decreases in both interest and project management fees. This was due to depletion of working capital generating lower interest income and reduction in active projects under management leading to lower project management fees.

The major increases in general and administrative expenses are for rent and salaries and support services. Salaries and support services increased from $33,130 in 2004 to $61,642 in 2005. This reflects the addition of one full–time staff member and additional support services provided by Equity Engineering Ltd. since the comparable period last year. Rent during the quarter increased from $9,749 in 2004 to $17,686 in 2005 as office renovations were completed allowing more office space for the use of Company staff.

Investor services expense has been split into two components to reflect the re-alignment of marketing strategies. Investor services expense includes only the costs required to maintain a public listing and to provide services to current shareholders. This includes listing fees and transfer agent costs. Marketing expense includes the costs to provide information to new and existing shareholders as well as trade show participation intended to raise the company’s profile in the marketplace. Prior results have been reclassified to conform to the new presentation. Third quarter investor services decreased slightly from $8,897 in 2004 to $3,548 for 2005. Similarly, marketing expense decreased from $18,930 in 2004 to $13,228 in 2005. Travel costs increased for the third quarter from $4,748 in 2004 to $13,044 in 2005, though the total for the nine months ended October 31 is nearly the same for both years. The marketing program conducted road shows throughout western Canada during the third quarter of 2005, offsetting the savings which were apparent during the first half of the year. The change to a strategic marketing focus rather than trade show participation is primarily responsible for the changes in expenditures.

Exploration expenditures, excluding those by joint-venture partners, totaled $374,128 ($498,217), and property acquisition costs totaled $38,274 ($101,054). These costs were offset by joint venture reimbursements totaling $1,356 ($131,041). There were no option proceeds during the third quarter of 2005 while during the same period in 2004 cash and share payments totaling $154,500 were received. Exploration tax credits earned for the third quarter are only $14,687 since the remainder of exploration expenditures will be renounced to flow-through investors in the private placement completed during the quarter.

Management Discussion and Analysis

Several factors come into play when comparing the current fiscal year to the third quarter of 2004. The first is the company’s decision to undertake geophysical surveys on the William’s Gold property. This program accounted for one-half of the company’s exploration expenditures. Another factor was the completion of earn-in for the Thorn property during the third quarter of 2004, which substantially increased the company’s share of exploration expenditures. Expenditures on the Thorn property during the nine months ended October 31 increased from $108,923 in 2004 to $410,864 in 2005. The Walker Lane Alliance project in Nevada permits more uniform exploration expenditures throughout the year. Exploration work in Nevada increased total exploration expenditures for the current fiscal year, though it was not a significant factor during the third quarter. Year to date exploration expenditures for Walker Lane total $141,726 with only $28,262 incurred during the third quarter.

The Corporation is in the exploration stage and its properties are presently without a known body of commercial ore. Its principal mineral properties are the following:

British Columbia

RDN

The RDN Property is located in the Liard Mining Division of British Columbia, approximately 120 kilometres northwest of Stewart, British Columbia. This property, covering approximately 7,997 hectares, is currently optioned to Northgate Minerals Corporation. The RDN property has had a fairly protracted history of exploration; beginning in earnest in the late 1980’s and spurred on in the 1990’s by the discovery of gold-silver-rich massive sulphides in similar rocks at Eskay Creek, 50 kilometres to the south. The RDN property is largely underlain by Jurassic Hazelton Group stratigraphy similar in age, lithology and geochemistry to the Eskay Creek volcanogenic massive sulphide (VMS) deposit. A technical report covering previous work programs was filed on SEDAR on February 23, 2004.

A reconnaissance program of geochemical sampling, mapping and prospecting was undertaken in the second quarter of 2005. This was followed by a drill program consisting of five holes for a total of 1,470 metres of drilling. Drilling at the Arctic Grid target intersected the time-equivalent horizon to the Eskay Creek deposit. Murray Jones, P.Geo. is the Qualified Person for the project, as defined by NI 43-101.

Thorn

The Thorn Property is located in the Atlin Mining Division of British Columbia, approximately 120 kilometres northwest of Telegraph Creek. This property, covering 15,000 hectares, is a joint venture with CANGOLD Limited who holds a 51% interest in the property. The Thorn high-sulphidation vein system is hosted by feldspar-quartz-biotite-phyric diorite of the Late Cretaceous Thorn Stock, which intrudes Upper Triassic Stuhini Group volcanic and sedimentary rocks. These high-sulphidation silver-gold-copper-bearing veins have represented the prime exploration target on the Thorn property to date. A technical report was filed on SEDAR on May 25th 2005.

Management Discussion and Analysis

During the second quarter of 2005, a program of geological mapping, prospecting, Induced Polarization (IP) geophysics and diamond drilling was completed on the Thorn Property. A total of 391 rock, 342 soil and 50 silt samples were taken, primarily near the margins of the Thorn Stock and over the volcanic rocks adjacent to it. An additional 17.4 line kilometres of IP grid were surveyed adjoining the 2004 grid and refining the Talisker Zone. Two diamond drill holes were completed to follow up on the 2004 results while two other holes were drilled testing a new chargeability high anomaly, near the Cutty Sark showing. A fifth drill hole was completed on the Balvenie IP anomaly. In total, the five holes drilled during this program comprised 655.8 metres. Hole THN05-37 intersected 4.2 m averaging 4.44 g/t gold, 407.9 g/t silver and 2.95% copper, extending the Talisker Zone mineralization 100 metres along strike. Robert F. Brown, P. Eng., is the Qualified Person for the project, as defined by NI 43-101.

Tide

The Tide Property is located in the Skeena Mining Division of British Columbia, approximately 36 kilometres north of Stewart, British Columbia. This property, covering 2,960 hectares, is currently optioned to Serengeti Resources Inc. A second claim group, called the Wave, which covers 1,190 hectares, was jointly staked by the Company and Serengeti Resources. The Wave claims were allowed to lapse on November 8. The Tide property lies in the heart of the Early Jurassic Stewart-Unuk-Iskut metallogenic belt, which hosts a number of silver-gold+copper vein and porphyry deposits associated with 193-198 Ma porphyritic intrusives, A technical report was filed on SEDAR on December 23, 2004.

During July 2005, Rimfire completed a program of diamond drilling totaling 967 metres in eight diamond drill holes. Both the 36 Zone gold discovery, where TIDE 04-03 averaged 1.0 g/t gold over 129.4 metres, and the 52 Zone vein structure, where surface sampling in 2004 returned grades in grab samples up to 593 g/t gold and 14,708 g/t silver, were drilled. Geological mapping, prospecting, infill rock and soil sampling and trenching were also carried out in the course of the current program. David Caulfield, P.Geo. is the Qualified Person for the project, as defined by NI 43-101.

William’s Gold

The William’s Gold Property is located in the Liard Mining Division of British Columbia, approximately 150 kilometres southeast of Dease Lake, British Columbia and 330 kilometres north of Smithers. The property, covering 10,727 hectares, consists of two distinct gold- and gold-copper-bearing prospects The T-Bill prospect is a 3 km2 area of carbonate-sericite alteration, highly anomalous gold-arsenic soil geochemistry and gold-bearing quartz-sulphide veining. The GIC prospect, located 3 kilometres to the north, is a poorly explained 0.5 km2 gold-copper soil geochemical anomaly centred on a prominent gossan. A technical report was previously filed on SEDAR on July 30, 2003.

During the quarter, a geophysical program outlined a compelling new copper-gold porphyry target. Induced Polarization (IP) surveys at the GIC prospect identified a strong 200 by 1500 metre chargeability high anomaly coincident with and adjacent to known gold and copper mineralization. Several gossans lie within the soil anomaly, where 9 float and grab rock samples exceeded 0.5 g/t gold. Samples were collected over a 1 km long area on the northern edge of the chargeability anomaly. Henry J. Awmack, P.Eng is the Qualified Person for the project, as defined by NI 43-101.

Management Discussion and Analysis

Kizmet Project

The Kizmet Project is a 50:50 joint venture with Barrick Gold Corporation. The Company contributed claims totalling 27,939 hectares while Barrick contributed claims covering an area of 67,865 hectares. Rimfire’s claims were staked to the northwest of the Thorn property, based on favourable regional geochemical stream sediment survey data and similar geology to that of the Thorn property. A technical report has not been filed for this work which is preliminary in nature. Geological highlights include discovery of several precious metal-rich base metal veins, a zone of precious metal-rich silicified sedimentary rock, iron-zinc skarn and sedimentary-hosted gold-bearing disseminated sulphide.

During the second and third quarters of 2005, Barrick undertook a reconnaissance program to evaluate the 960 square kilometre property. No results have been reported.

Expenditures by the Company on the British Columbia properties during the quarter ended October 31, 2005 were:

	Kizmet	RDN	Thorn	Tide	Williams Gold
Acquisition costs	$ 2,207	$ -	$ 15,665	$ -	$ -

Exploration costs
Aircraft and helicopter	840	-	21,700	-	46,760
Camp	497	141	3,520	(224)	14,455
Chemical analysis	-	-	4,525	-	5,969
Drafting	150	-	1,090	-	750
Drilling & trenching	-	-	35,063	-	-
Equipment rentals	153	150	461	(798)	6,040
Freight	-	-	3,989	-	2,220
Geological and engineering	1,550	3,141	8,457	1,393	36,773
Geophysical surveying	-	-	-	-	39,941
Maps and reproductions	56	-	99	-	494
Materials	-	-	2,483	-	4,094
Project management	22	-	11,468	-	17,347
Recording and filing	-	-	-	-	-
Travel	715	814	2,757	(202)	1,544
	3,983	4,246	95,612	169	176,387
		-	-	-	-
Exploration tax credits	-	-	-	-	(13,591)
Joint venture payments	-	-	1,356	-	-
	3,983	4,246	96,968	169	162,796

Option proceeds	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Period	196,057	761,702	971,730	(52,212)	198,584
End of Period	$ 202,247	$ 765,948	$ 1,084,363	$(52,043)	$ 361,380

Management Discussion and Analysis

United States

Walker Lane

Walker Lane exploration alliance with Newmont Mining Corporation targets a defined project area in Nevada’s Walker Lane Mineral Belt. The company has access to Newmont's geological, geochemical and geophysical databases for the project area, as well as dedicated technical assistance and the use of Newmont's "neural network" (pattern recognition) target map.

During the first quarter of 2005, Rimfire used the neural network technology to help identify specific targets for investigation. During the second quarter work consisted of compilation and interpretation of data collected during site evaluations in the first quarter. Sixty five claims within one project area have been acquired by the Company.

Alaska Properties

The Alaska Properties, located in the Goodpaster Mining District, Alaska, 65 kilometres northeast of Delta Junction, consist of six claim groups totaling 73,200 acres. The ER-Ogo-Fire and Eagle claim groups are currently optioned to AngloGold (U.S.A) Exploration Inc. The Beverly, Bou, Boundary, Scot and S.E. Surf groups are wholly owned by Rimfire Alaska, Ltd. Two distinct, but related, target types have emerged on these properties: (1) high-grade, structurally-related gold-quartz veins, and; (2) lower-grade bulk tonnage sheeted vein systems. Each of the seven claim groups has demonstrated multi-element silt and soil geochemical anomalies and/or gold-bearing rock samples, providing abundant justification to carry out extensive exploration on each of the properties. A technical report for the Alaska properties was previously filed on SEDAR on February 23, 2004.

An additional 157 claims were staked in September adjoining the Boundary and S.E. Surf groups. Their total area is included in the figure above.

Expenditures by the Company for projects located within the United States during the quarter ended October 31, 2005 were:

	Walker Lane	Alaska
(all amounts in Canadian Dollars)
Acquisition costs	$ 11,070	$ 5,275

Exploration costs
Aircraft and helicopter	-	13,097
Camp and support	477	728
Chemical analysis	143	-
Drafting	157	944
Equipment rentals	-	-
Geological and engineering	11,161	7,156
Maps and reproduction	116	99
Materials and supplies	32	-
Project management	32	117
Recording and filing	16,144	23,632
Travel	-	-
	28,262	45,773

Management Discussion and Analysis

Option proceeds	-	-

Cumulative Net Expenditures
Beginning of Period	149,649	23,707
End of Period	$ 188,981	$74,755

The Company’s other mineral property interests are:

•

The Adam Property, covering 1,822 hectares, is located in the Skeena Mining Division of British Columbia, approximately 70 kilometres northwest of Stewart. The Company owns 100% of these claims.

•

The Jake Property, covering 37,237 hectares, is located in Kamloops Mining Division of British Columbia, approximately 13 km west of Clearwater. The Company has an option to earn 100% interest in the core claims (1,204 hectares) and owns 100% of the remaining claims.

•

The Fer Property, consisting of 118 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 20 kilometres west of Tungsten in the Northwest Territories and approximately 200 kilometres north of Watson Lake, Yukon Territory. The Company owns a 51% interest in these claims.

•

The Simpson Property, consisting of 38 claims, is located in the Watson Lake Mining District of Yukon Territory, approximately 105 km northwest of Watson Lake, Yukon Territory. The Company owns 100% of these claims.

•

The Yukon Targeted Exploration Initiative is a joint venture with Newmont Canada Limited focused on grass-roots exploration within a defined area. Costs incurred during 2004 were shared equally between the two companies. No claims have been staked within this defined area.

•

Other projects includes property examinations for potential new projects

The following table shows the detailed expenditures for the Company’s other properties during the quarter ended October 31, 2005.

Management Discussion and Analysis

	Adam	Fer	Jake	Simpson	Yukon Targeted	Other
Acquisition costs	$ -	$ -	$ -	$ -	$ -	$ 4,057

Exploration costs
Aircraft and helicopter	-	-	-	-	-	899
Camp and support	-	-	185	-	1,261	258
Chemical analysis	-	-	440	-	-	723
Drafting	-	-	-	-	1,625	-
Equipment rentals	-	-	45	-	-	224
Geological and engineering	-	-	1,108	-	3,214	6,000
Maps and reproduction	-	-	354	-	1,281	106
Materials and supplies	-	-	-	-	211	-
Project management	-	-	48	-	718	92
Recording and filing	-	-	-	-	-	-
Travel	-	-	173	-	-	731
	-	-	2,353	-	8,310	9,033
	-	-	-	-	-	-
Exploration tax credits	-	-	(244)	-	-	(852)
Joint venture payments	-	-	-	-	-	-
	-	-	2,109	-	8,310	8,181

Option proceeds	-	-	-	-	-	-

Cumulative Net Expenditures
Beginning of Period	62,311	104,129	-	71,955	189,285	24,503
End of Period	$62,311	$104,129	$2,109	$71,955	$197,595	$ 36,741

The notes accompanying the consolidated financial statements contain additional details regarding option or joint venture agreements for each property.

Management Discussion and Analysis

1.5

Summary of Quarterly Results

The following table summarizes information regarding the Company's operations on a quarterly basis for the last two fiscal years. These results have been restated in accordance with the Company’s use of the fair value method of accounting for stock option compensation that was adopted January 31, 2004:

Quarter Ended	Mineral Property Revenue	Income (loss)	Income (loss) per share
October 31, 2005	$ 18,353	$ (513,695)	$ (0.03)
July 31, 2005	15,891	(561,774)	(0.03)
April 30,2005	40,590	(226,570)	(0.01)
January 31, 2005	89,691	(680,298)	(0.04)
October 31, 2004	184,254	(307,839)	(0.02)
July 31, 2004	54,516	(299,310)	(0.03)
April 30, 2004	85,877	(208,233)	(0.01)
January 31, 2004	66,120	(394,161)	(0.03)

Expenditures generally exhibit a seasonal variation being lower in the first and last quarters and higher during the second and third quarters of each year. This variation is due to the climate where exploration is taking place, which restricts exploration to the summer months. The reported figures as shown above have some of this seasonality masked by share-based compensation awards. Now that the Company is acquiring mineral property interests in Nevada, exploration will continue throughout all quarters of the year and it is anticipated that quarterly expenditures will show less seasonal variability.

1.6

Liquidity

The Company’s working capital as of October 31, 2005 was $3,372,052, comprised primarily of term deposits and other forms of cash, compared to $2,809,216 at the end of January and $3,219,973 as of October 31, 2004. The Company expects that current working capital will be sufficient for the 2005 and 2006 fiscal years.

The Company’s issued and outstanding shares stood at 19,924,539 on October 31, 2005. During the quarter, 929,752 share purchase warrants and 450,000 options were exercised which increased the number of shares from the July 31 balance of 18,544,787 issued and outstanding shares.

As of the date of this report, there are 1,027,500 stock options outstanding to directors, officers and employees with expiry dates ranging from March 2006 to December 2009. It is anticipated that these options will be exercised prior to their expiry dates. If all options were to be exercised, then the number of issued and outstanding shares would increase to 20,952,039 and the company’s treasury would be increased by $915,500.

Management Discussion and Analysis

The Company’s financial instruments are all fully cashable at any time so there are no restrictions on availability of funds. There are no long-term liabilities. The Company’s current obligations include rent on office premises which requires 6-month written notice. The other current obligations are statutory withholding and payroll taxes.

1.7

Capital Resources

The company’s primary capital assets are mineral property interests. The company expenses all costs related to mineral properties so they do not appear on the Company’s balance sheet as an asset.

None of the property agreements are binding on the Company or on the Company’s option partners, with the exception of the Walker Lane Alliance where total expenditures shown below are required by the agreement. If management chooses to continue with exploration the following schedule of payments will be required in the next year:

Property	Amount	Date of payment
RDN	Nil
Thorn	49% of Assessment & filing - $3,230	December 15, 2005
William’s Gold	Assessment & filing - $3,691 Advance royalty payment - $5,000	December 15, 2005
Jake	Initial cash payment of $10,000 USD Assessment & filing - $151,750	Upon signing October 31, 2006
Kizmet	Nil
Tide	Nil
Adam	Nil
Fer	Assessment & filing - $6,320	June 10, 2006
Alaska properties	Claim rental - $24,025 USD (approximately $31,250 CAD) Assessment & filing - $873 USD (approximately $1,135 CAD)	November 30, 2005 November 30, 2005
Walker Lane	Project exploration totalling $300,000 USD (approximately $376,750 CAD)	December 31, 2006

All of these payments can be made from current assets without any requirement to pursue additional financing.

Management Discussion and Analysis

1.8

Off-Balance Sheet Arrangements

The Company does not utilize off-balance sheet arrangements.

1.9

Transactions with Related Parties

The Company’s mineral property evaluation and exploration projects are managed by Equity Engineering Ltd. (“Equity”), a company indirectly owned and operated by officers and directors of the Company. Balances payable to Equity for fees and reimbursement of costs incurred on behalf of the Company have been separately disclosed in the financial statements as “Payable to Related Party”. Fees charged to the Company by Equity are on the same basis as those charged by Equity to unrelated third parties.

During the three months ended October 31, 2005, the Company paid Equity $181,852 (2004 -$308,664) for geological consulting services, excluding costs paid by joint venture partners, and $62,357 (2004 - $46,051) for providing general administrative services composed of $1,186 for investor services (2004 - $656), $24,142 for management services (2004 - $24,091), $1,949 for office (2004 - $2,245), $17,509 for rent (2004 - $9,749) and $17,571 for support services (2004 -$9,310).

It is anticipated that Equity will continue to provide geological consulting and administrative support services to the Company from time to time, and Equity will be remunerated for such services at standard commercial rates.

1.10

Fourth Quarter

Not applicable

1.11

Proposed Transactions

There are no proposed transactions which will materially affect the Company’s performance. The Company has a business plan that includes identifying exploration projects, conducting initial exploration then optioning the project to a partner. Acquisitions and dispositions are an essential and on-going part of this plan.

1.12

Critical Accounting Estimates

Not applicable

1.13

Changes in Accounting Policies including Initial Adoption

Not applicable

1.14

Financial Instruments and Other Instruments

The company does not employ a hedging strategy or a foreign exchange protection strategy. The majority of the Company’s income and expenses are denominated in Canadian dollars. The income which is received in U.S. Dollars is preserved in a U.S. Dollar account for use in paying U.S. Dollar denominated expenses.

Management Discussion and Analysis

1.15

Other Requirements

The Company has filed an alternative form of Annual Information Form on SEDAR at www.sedar.com. The Company also files technical reports on all material properties, press releases and material change reports on SEDAR. The company is a foreign private issuer as defined by the Securities and Exchange Commission in the United States. As such, the Company files an annual report on Form 20-F and interim reports and other filings on Form 6-K. These reports are available on EDGAR at www.sec.gov /edgar.shtml. Additional information about the company can be accessed at the company’s website (www.rimfireminerals.com.)

Additional Disclosure for Venture Issuers without Significant Revenue

Please refer to the Statement of Loss and Deficit and Note 5 in the financial statements regarding the components of general and administrative and exploration costs for the Company’s mineral property interests.

Disclosure of Outstanding Share Data

Please refer to Note 6 of the financial statements for details of shares issued during the quarter and to section 1.6 for discussion of outstanding options and warrants.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RIMFIRE MINERALS CORPORATION (Registrant)

Date: March 31, 2009	By: “Jason S. Weber”

Jason S. Weber, President